FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 31, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	1. Press release entitled, “AU OPTRONICS Reports preliminary unaudited 2004 results”, dated January 31, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 31 , 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU OPTRONICS REPORTS PRELIMINARY UNAUDITED 2004 RESULTS

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008800 ext 3211
Fax: +886-3-5772730
Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, January 31, 2005 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today reported preliminary unaudited 2004 results in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) to comply with requirements issued by the Republic of China Securities and Futures Commission (“ROC SFC”) for disclosure of financial forecasts by public companies.

Unaudited Full Year 2004 Results (1)(2)

Amount: NT$ Million Except Per Share Data	FY 2004 Unaudited Unconsolidated	FY 2004 Unaudited Consolidated(3)
Net Sales	$164,603	$168,112
Gross Profit	38,794	39,643
Operating Income	28,610	28,607
Pre-Tax Income	28,021	28,021
Net Income	27,959	27,959
Basic EPS	NT$5.82	NT$5.82

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan
(2) All FY 2004 figures, including both consolidated and unconsolidated, have not been audited, prepared by AU Optronics Corp. only
(3) Including AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”)

AUO FY2004 Results Announcement

AU Optronics Corp. is scheduled to announce its audited FY2004 consolidated financial results on February 17, 2005 and the quiet period will commence on February 3, 2005.

News Release

Further information concerning the company’s 4Q 2004 financial results, business performance or industry outlook will be provided in the Company’s FY2004 results announcement on February 17, 2005.

Safe Harbour Notice

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

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